Exhibit 23.2

Grant Thornton Audit Pty Ltd
Level 22 Tower 5
Collins Square
727 Collins Street
Melbourne VIC 3008
GPO Box 4736
Melbourne VIC 3001
T +61 3 8320 2222

Auditor’s Independence Declaration

To the Directors of Immuron Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the audit of Immuron Limited for the year ended 30 June 2026, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b	no contraventions of any applicable code of professional conduct in relation to the audit.

/s/ Grant Thornton Audit Pty Ltd

Chartered Accountants

/s/ T S Jackman

Partner – Audit & Assurance

Melbourne, 24 September 2026

grantthornton.com.au

ACN-130 913 594

Grant Thornton Audit Pty Ltd ACN 130 913 594 a subsidiary or related entity of Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389. Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Limited is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 ACN 127 556 389 and its Australian subsidiaries and related entities. Liability limited by a scheme approved under Professional Standards Legislation.